Exhibit A.IV – Information of the Candidates to the position of Member of the Company's Fiscal Council

(as items 7.3 to 7.8 of Exhibit C to CVM Resolution 80/22)

7.3 - In relation to each of the managers and members of the issuer’s fiscal council, indicate in the table below:

Name	Date of Birth	Management body	Date elected	Term of office	Start date of the first term of office
Taxpayer No. (CPF)	Profession	Position held	Took office	Elected by controlling shareholder
José Ronaldo Vilela Rezende	June 7, 1962	Fiscal Council	04/28/2023	Until the 2024 AGM	04/29/2016
501.889.846-15	Accountant	Fiscal Council (effective member) / elected by the controlling shareholder	05/03/2023 (estimated)	Yes
Elidie Palma Bifano	May 16,1947	Fiscal Council	04/28/2023	Until the 2024 AGM	04/29/2019
395.907.558-87	Lawyer	Fiscal Council (effective member) / elected by the controlling shareholder	05/03/2023 (estimated)	Yes
Emanuel Sotelino Schifferle	February 27, 1940	Fiscal Council	04/28/2023	Until the 2024 AGM	04/12/2005
009.251.367-00	Engineer	Fiscal Council (alternate member) / elected by the controlling shareholder	05/03/2023 (estimated)	Yes
Eduardo Rogatto Luque	July 6, 1969	Fiscal Council	04/28/2023	Until the 2024 AGM	04/24/2020
142.773.658-84	Accountant	Fiscal Council (alternate member) / elected by the controlling shareholder	05/03/2023 (estimated)	Yes
Fabio de Oliveira Moser	December 26, 1976	Fiscal Council	04/28/2023	Until the 2024 AGM	04/24/2020
777.109.677-87	Administrator	Fiscal Council (effective member) / elected by the minority shareholders	05/03/2023 (estimated)	No
Nilson Martiniano Moreira	July 26, 1968	Fiscal Council	04/28/2023	Until the 2024 AGM	04/24/2020
583.491.386-53	Economist	Fiscal Council (alternate member) / elected by the minority shareholders	05/03/2023 (estimated)	No

Professional experience / Autonomy Criteria / Declaration of any convictions (type of conviction and description of the conviction)

José Ronaldo Vilela Rezende – 501.889.846-15

Mr. Rezende holds the position of effective member of the Company’s Fiscal Council. Over the past five years, he held the following positions during the indicated periods at the following companies/institutions: (i) member of the audit committee of Cerradinho Bioenergia S.A.; and (ii) member of the audit committee of Diagnósticos da America S.A. – DASA. In addition, he acted as risk management partner of the consulting practice at PricewaterhouseCoopers Brazil from 2005 to 2011, which main activities are auditing services; leader of the Agribusiness Industry at PricewaterhouseCoopers in Brazil (2006 to 2014) and the Americas (2009 to 2014); and PricewaterhouseCoopers the partner in charge of delivering Risk Assurance Services (RAS) at PricewaterhouseCoopers (relating to auditing processes and systems) since 1998. Mr. Rezende is a certified fiscal council member by the Brazilian Institute of Governance (IBGC). Currently, he holds the position of Chairman of the Company’s Fiscal Council. Mr. José Ronaldo Vilela Rezende has declared that, for all legal purposes, he has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty arising from administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final verdict in the judicial or administrative sphere, that led to suspension or disqualification from the practice of any professional or commercial activity.

Elidie Palma Bifano - 395.907.558 - 87

Mrs. Bifano holds the position of effective member of the Company’s Fiscal Council. Over the past five years, she held the following positions with the following companies: (i) partner at Mariz de Oliveira and Siqueira Campos Law Firm; (ii) Professor of the Professional Master's Course at the São Paulo Law School of Fundação Getúlio Vargas - FGV, in the course Business Structuring; (iii) Professor of the post-graduation courses strictu sensu of IBDT, IBET, CEU, COGEAE/ PUC; and (iv) effective member of the Company’s Fiscal Council. In addition, she was member of Banco Santander (Brasil) S.A.’s Audit Committee from 2012 to 2018 and audit partner of the tax consultancy area at PricewaterhouseCoopers from 1974 to 2012. Mrs. Elidie Palma Bifano has declared that, for all legal purposes, she has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

Emanuel Sotelino Schifferle - 009.251.367-00

Mr. Schifferle holds the position of alternate member of the Company’s Fiscal Council. Over the past five years, he acted as managing partner of ASPA Assessoria e Participações S/C Ltda., a company whose main activity is advising companies on restructuring, acquisition, negotiating contracts and transitional management, having managed companies under judicial recovery, reorganizing and restructuring companies, and renegotiating contracts among other activities. In addition, Mr. Schifferle acted as member of the Fiscal Council of América Latina Logística (ALL), between 2004 and 2009, a listed company whose main activity is providing rail and road transportation services; alternate member, from 2005 to 2014, of the Fiscal Council of Companhia de Bebidas das Américas - Ambev, succeeded by the Company as of January 2, 2014, as described in item 1.1 of its Reference Form; member of the Board of Directors, between 2007 and 2011, of São Carlos Empreendimentos e Participações S.A., a listed company whose main activity is managing property development projects for itself and third parties; member of the Fiscal Council of Estácio Participações S.A., a publicly held company whose main activities are the development and management of activity and institution in the education area; and member of the Fiscal Council, between 2011 and 2015, of Allis Participações S.A., a publicly listed company whose main business is providing marketing and sales services for various segments. Mr. Emanuel Sotelino Schifferle has declared, for all legal purposes, that in the last five years he has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

Eduardo Rogatto Luque - 142.773.658-84

Mr. Luque holds the position of alternate member of the Company’s Fiscal Council. In the past 5 years, he has held the following positions in the following companies/institutions: (i) managing partner and member of the Executive Committee of the Irko Group since 2017; (ii) member of the Audit Committee of Focus Energia S.A.; (iii) president of the Fiscal Council of Qualicorp S.A., Natura&Co and Fundação Antonio e Helena Zerrenner (FAHZ); (iv) member of the Fiscal Council of Itaú S.A.; (v) member of the Board of Directors and president of the Audit Committee of Cantu Store; (vi) member of the Audit Committee of Porto Seguro S.A.; (vii) Vice-President of ABRAPSA - Brazilian Association of Administrative Service Providers; (viii) member of the Institute of Independent Auditors of Brazil (IBRACON), American Institute of Certified Public Accountants (AICPA), Institute of Independent Auditors of Brazil (IBRACON), Brazilian Accounting Institutes (CRC and CFC); (ix) partner at PricewaterhouseCoopers from 2004 to 2016, a company he worked for 27 years with major experience serving important companies including in process of Initial Public Offerings (IPO) at CVM and SEC. Mr. Eduardo Rogatto Luque has declared, for all legal purposes, that in the last 5 years he has not been subject to the effects of any criminal conviction, any conviction or penalty in an administrative proceeding before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

Fabio de Oliveira Moser - 777.109.677-87

Mr. Moser holds the position of partner at Moser Consultoria. In the past 5 years, he has held the following positions in the following companies/institutions: (i) director and senior adviser at RK Partners from 2015 to 2018; (ii) CEO of Fator Administração de Recurso (FAR) from 2013 to 2015; (iii) head of investment banking at Banco Fator from 2011 to 2013; (iv) member of the Board of Directors of Oi S.A., Telemar Participações, Centrais Elétricas de Santa Catarina (CELESC), iG – Internet Group e Brasil Telecom Participações; e (v) coordinator of the Institutional Investors Commission (IBGC) from 2010 to 2012 and Technical Commission of Investments of ABRAPP from 2008 to 2010. Mr. Moser was elected by the minority shareholders. Mr. Eduardo Rogatto Luque has declared, for all legal purposes, that in the last 5 years he has not been subject to the effects of any criminal conviction, any conviction or penalty in an administrative proceeding before the Central Bank of Brazil, the Federal Insurance Commissioner and any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity. In 2020, CVM applied to Mr. Moser – as member of Inncorp S.A. Board of Directors – a pecuniary fine for non-compliance with article 142, IV and article 132 of Law No. 6,404/76.

Nilson Martiniano Moreira - 583.491.386-53

Mr. Moreira holds the position of member of Ultrapar Fiscal Council. In the past 5 years, he has held the following positions in the following companies/institutions: (i) risks, compliance and legal director at Caetano Gestão de Contas e Pagamentos in 2021; (ii) many different officers at Banco do Brasil from 2006 and 2018, the last one being supply, infrastructure and assets director; (iii) member of the Audit Committee of Banco Votorantim from 2020 to 2021; (iv) member of the Audit Committee of BrasilSeg from 2019 and 2020; (v) member of the Audit Committee of BrsilCap from 2018 and 2020; and (vi) member of the Fiscal Council of Elopar from 2018 and 2019. Mr. Moreira was elected by the minority shareholders. Mr. Moreira has declared, for all legal purposes, that he has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

7.4 - Provide information mentioned in item 7.3 in relation to members of the statutory committees and of the audit, risk, financial and compensation committees, even if such committees or structures are not statutory.

Not applicable. None of the members designated for the Fiscal Council are part of any of the Company's committees.

7.5 - Inform the existence of any marital, 'stable union' or kinship relationship up to the 2nd degree between: a. members of issuer’s management; b. (i) members of issuer’s management and (ii) issuer’s members of direct or indirect subsidiaries’ management; c. (i) members of issuer’s management or its directly or indirectly held subsidiaries and (ii) issuer’s direct or indirect controlling shareholders; d. (i) members of issuer’s management and (ii) issuer’s members of direct and indirect parent companies’ management

a)                Members of Company's Management:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Company’s Fiscal Council and its management.

b)        members of Company's management and of its directly or indirectly held subsidiaries:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Fiscal Council and managers of the Company's directly or indirectly held subsidiaries.

c)                members of Company's management or of its directly or indirectly held subsidiaries and its direct or indirect controlling shareholders:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Fiscal Council and the Company's direct or indirect controlling shareholders.

d)               members of Company's management and of its direct and indirect parent companies:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Fiscal Council and the management of the Company's direct and indirect parent companies.

7.6 - Inform about relationships of subordination, provision of services or control maintained, in the last 3 fiscal years, between the issuer’s management and a. company directly or indirectly controlled by the issuer, except those in which the issuer directly or indirectly holds an interest equal to or greater than ninety-nine percent (99%) of the share capital; b. issuer’s direct or indirect controlling shareholder; and c. if relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parent companies, or subsidiaries of any of these persons

a)                company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds an interest equal to or greater than ninety-nine percent (99%) of the share capital:

Not applicable, since there are no relations of subordination, provision of services or control maintained between those nominated for the positions as member of the Fiscal Council and those of any company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds an interest equal to or greater than ninety-nine percent (99%) of the share capital, in the last three fiscal years.

b)               Company’s direct or indirect controlling shareholder:

Not applicable, since there are no relations of subordination between the Company’s direct or indirect controlling shareholder and those nominated for the positions as member of the Company’s Fiscal Council, company directly or indirectly controlled by the Company, in the last three fiscal years.

c)                if material, supplier, client, debtor or creditor of the Company, its subsidiaries or parent companies, or subsidiaries of any of these persons:

Not applicable, since there are no relevant relationships between any supplier, client, debtor or creditor with the Company, its subsidiaries or parent companies, or subsidiaries of any of these persons, in the last three fiscal years.

7.7 - Describe the provisions of any agreements, including insurance policies, that provide for the payment or reimbursement of expenses incurred by the management members, resulting from the repair of damages caused to third parties or to the issuer, penalties imposed by state agents, or of agreements with the purpose of terminating administrative or judicial proceedings, by virtue of the exercise of their functions

The Company’s Bylaws have a provision in Article 46, transcribed below, regulating the defense procedures of the management members and employees serving terms for matters arising from the exercise of their functions.

“Article 46 - The Company will ensure that the members of the board of directors, the executive board and the fiscal council or the members of any corporate bodies with technical functions destined to advise the management members are defended in judicial and administrative proceedings brought by third parties, during or after their respective terms of office, for acts performed in the exercise of their functions, including through a permanent insurance agreement, in order to protect them from liability for acts arising from the exercise of their position or function, with the payment of court expenses, attorneys’ fees, indemnities and any other amounts resulting from said proceedings.

§1 - The guarantee provided for in the head provision of this article extends to employees who regularly act serving the terms granted by the Company or companies controlled by it.

§2 - If any of the persons mentioned in the head provision or in § 1 are convicted, by final and non-appealable court decision, due to negligence or intent, they must reimburse the Company for all costs and expenses with legal assistance, under the terms of the law.”

Said article was approved at the Company’s shareholders’ meeting held on March 1st, 2013. In addition, the Bylaws of the former Companhia de Bebidas das Américas, merged with and into the Company, already contained a similar provision, as approved at the general meeting held on April 28, 2010, with shareholders present representing 94.5520% of the voting share capital.

On the date hereof, the Company has an insurance policy with Zurich Minas Brasil Seguros S.A. applicable to its management members and management members of companies controlled by it, with a premium amount of approximately US$ 64 thousand and a maximum guarantee limit of US$ 15 million, having coverage under usual market conditions.

Thereby, the Company will ensure that the members of the management, members of the Fiscal Council or certain employees are defended in judicial and administrative proceedings brought by third parties, during or after their respective terms of office, for acts performed in the exercise of their functions, with the payment of attorneys’ fees, expenses, indemnities and any other amounts related to said proceedings, except in cases of negligence or intent of said persons. The policy does not include coverage of any fines or other civil and administrative penalties imposed on such persons, which are imposed by state or self-managed bodies that regulates and inspects the activities of the Company and its subsidiaries.

Additionally, Anheuser-Busch InBev SA/NV, the Company’s indirect parent company, has an insurance policy with a pool of insurers that provides for the payment or reimbursement of expenses incurred by its management members and by the management members of companies controlled by it, directly or indirectly, resulting from repairing damage caused to third parties or to the Company, with a maximum guarantee limit calculated through comparisons with other companies with a similar risk profile, having coverage under usual market conditions.

7.8 - Provide other information that the issuer deems relevant

Meetings of the Company held in the last three years:

Type	Held on	Quorum to Open the Meeting (1)
Special and Annual General Meeting	04/29/2022	In AGM, Shareholders representing 91.18% of the Company’s voting share capital. In SGM, Shareholders representing 91.25% of the Company’s voting share capital.
Special and Annual General Meeting	04/29/2021	In AGM, Shareholders representing 90.27% of the Company’s voting share capital. In SGM, Shareholders representing 90.33% of the Company’s voting share capital.
Special and Annual General Meeting	04/24/2020	In AGM, Shareholders representing 88.34% of the Company’s voting share capital. In SGM, Shareholders representing 89.28% of the Company’s voting share capital.

(1) In the last three years, no meeting was installed on second call.

Additional clarification on corporate governance practices

Best Corporate Governance Practices According to the IBGC

The Code of Best Corporate Governance Practices, published by the Brazilian Institute of Corporate Governance – IBGC, aims to make the Brazilian organizational and institutional environment more solid, fair, accountable and transparent, establishing recommendations for the creation of better corporate governance systems in organizations, aiming to optimize the organization’s value, facilitating its access to resources and contributing to its good performance and longevity.

The Company is committed to the best corporate governance practices, having adhered to practices recommended by the IBGC, such as: prohibiting the use of insider information and the existence of a policy for disclosing relevant information; electing directors with experience in operational, financial and other matters, in addition to experience in participating in other boards of directors; maintaining a reporting channel for the presentation of complaints or resolution of ethical dilemmas; and statutory provision for the installation of a Fiscal Council.

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